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                                                                    EXHIBIT 21.1

                          SUBSIDIARIES OF THE COMPANY

Dey Limited Partner, Inc., a Delaware corporation (formerly known as Dey Laboratories Limited Partner, Inc.)

Dey, L.P., a Delaware limited partnership, of which the Company is the general partner with a 1% partnership interest, also doing business as Dey (formerly known as Dey Laboratories, L.P. and doing business also as Dey Laboratories and
Dey)